Exhibit 99.1

LAKE SHORE GOLD CORP.

181 University Ave., Suite 2000

Toronto, Ontario, Canada, M5H 3M7

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

May 15, 2013

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Lake Shore Gold Corp. (the “Corporation”) will be held at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Wednesday, May 15, 2013, at 8:30 a.m. (Toronto local time) for the following purposes, as more fully set forth in the management information circular accompanying this notice:

1.                                    to receive and consider the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012 and the auditors’ report thereon;

2.                                    to fix the number of directors to be elected at six;

3.                                    to elect directors for the ensuing year;

4.                                    to appoint auditors for the Corporation and authorize the directors to fix the auditors’ remuneration;

5.                                    to approve the unallocated options, rights or other entitlements issuable under the Corporation’s Stock Option Plan;

6.                                    to approve By-Law No. 2, being a by-law relating to nominations for election to the board of directors of the Corporation; and

7.                                    to transact such other business as may properly come before the meeting.

The board of directors have fixed the close of business on April 10, 2013, as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the Canada Business Corporations Act.

BY ORDER OF THE BOARD OF DIRECTORS

April 15, 2013 Toronto, Ontario	Alasdair Federico Corporate Secretary

The board of directors encourages each shareholder to attend the Meeting in person. WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Corporation’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.